Filed Pursuant to Rule 424(b)(3)
                           Registration No. 333-116925

                       SECURED DIGITAL APPLICATIONS, INC.
                   PROSPECTUS SUPPLEMENT DATED APRIL 26, 2005

On April 25, 2005 we executed agreements to amend the terms of the Secured Convertible Term Note issued to the Laurus Master Fund, Ltd. ("Laurus") and to amend the Certificate of Designations providing for the rights of the Series A Convertible Preferred Stock issued by our subsidiary, SDA America, Inc. The purpose of these amendments were to change the conversion prices applicable to the Convertible Term Note and Series A Convertible Preferred Stock issued to Laurus in connection with a $7 million financing. Pursuant to the terms of the amendments, the conversion price applicable to the convertible note and the first $2,000,000 of conversions relating to the convertible preferred is 85 percent of the average of the lowest closing price during the 22 trading days prior to conversion.

The information provided herein supplements the information in our prospectus dated September 9, 2004, relating to the resale by certain selling stockholders of up to 23,300,000 shares of common stock.

THE DISCLOSURES RELATING TO THE LAURUS TRANSACTION ARE UPDATED AS FOLLOWS:

On June 7, 2004, we entered into agreements with Laurus , a Cayman Islands corporation, to secure a $7.0 million funding through the private placement of securities consisting of a $500,000 Convertible Term Note, Convertible Preferred Stock issued by SDA America and warrants to purchase common stock of the Company. Under the terms of the transaction, the securities issued in the private placement may be converted into common stock of the Company. We subsequently executed amendments to the agreements between the Company and Laurus that restructured certain aspects of the transaction, including amendments to the prices at which the note or preferred stock may be converted into shares of our common stock. In August 2004, following the restructuring of the transaction, the Company filed a post-effective amendment to the registration statement governing the issuance of 23,300,000 shares to Laurus so as to incorporate the changes in the prices at which the common stock is to be issued to Laurus. In October 2004, the Company filed a second Registration Statement on From S-2 covering an additional 6,500,000 shares of its common stock to be issued upon conversion of the convertible preferred stock. Both Registration Statements were declared effective by the Securities and Exchange Commission.

The convertible note is convertible into the common stock of the Company at a price equal to 85 percent of the average of the five lowest closing prices during the 22 trading days prior to the date of conversion, but in no event less than $0.07. The first $2 million of conversions related to the convertible preferred stock, whether in payment of accrued dividends or as a result of the conversion of the preferred stock into common stock is equal to 85 percent of the average of the five lowest closing prices during the 22 trading days prior to the date of conversion, but in no event less than $0.07. The next $1,000,000 of such conversions of the preferred stock shall have a fixed conversion price of $0.25 and any subsequent conversions shall have a fixed conversion price of $0.35.

Amendment No. 2 to the Secured Convertible Note and Amendment No. 2 to the Certificate of Designations of our special purpose subsidiary, SDA America, Inc., are filed as exhibits to this Prospectus Supplement.

You should read this supplement in conjunction with the prospectus, which is required to be delivered with this supplement. This supplement is qualified by reference to the prospectus, except to the extent the information in this supplement updates or supersedes the information contained in the prospectus.

            The date of this Prospectus Supplement is April 26, 2005.